AMENDED SCHEDULE A

DATED NOVEMBER 19, 2025

TO THE ADVISORS' INNER CIRCLE FUND II

ETF DISTRIBUTION PLAN

DATED NOVEMBER 14, 2023

Pursuant to Section 1 of the Plan and subject to any limitations imposed by FINRA Rule 2341, distribution fees for the following Fund(s), and/or classes thereof, if applicable, shall not exceed the amounts listed below:

Fund	Fee
CastleArk Large Growth ETF	0.25%
Cullen Enhanced Equity Income ETF	0.25%
3EDGE Dynamic Fixed Income ETF	0.25%
3EDGE Dynamic Hard Assets ETF	0.25%
3EDGE Dynamic International Equity ETF	0.25%
3EDGE Dynamic US Equity ETF	0.25%
Frontier Asset Absolute Return ETF	0.25%
Frontier Asset Core Bond ETF	0.25%
Frontier Asset Global Small Cap Equity ETF	0.25%
Frontier Asset Opportunistic Credit ETF	0.25%
Frontier Asset Total International Equity ETF	0.25%
Frontier Asset U.S. Large Cap Equity ETF	0.25%
Vontobel International Equity Active ETF	0.25%
Mango Growth ETF	0.25%